TEMIR CORP.

54 Fruktovaya Street

Bishkek, Kyrgyzstan 720027

Tel. 996-558414146

Email: temircorp@yandex.com

December 13, 2016

Ms. Susan Block,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Temir Corp.

       Amendment No.1 to Registration Statement on Form S-1

       Filed November 9, 2016

       File No. 333-213996

Dear Ms. Susan Block:

Temir Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated November 23, 2016 (the "Comment Letter"), with reference to the Company's Amendment number 1 to registration statement on Form S-1 filed with the Commission on November  9, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.

We note your response to our prior comment 1, but are not persuaded by your analysis since it appears that your assets and operations are nominal at this stage. Please disclose that you are a “shell company” as defined by Rule 405 under the Securities Act of 1933. Alternatively, please provide us additional detailed facts and analysis demonstrating that you are not a shell company, such as explaining to us how the company has earned its revenue to date.

Our response:  We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and selling services to them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in tourism. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. We have already started operations and continue to develop our business and our assets consist not only of cash.

4. We have started to generate revenue. As of November 30, 2016, we had $6,000 in revenues.

5. As of November 30, 2016, our net income from operations was $1,731.

6. On September 26, 2016, October 10, 2016 and November 7, 2016 we signed the Service Agreements copies of which are filed as Exhibits with Amendment No.3 to S-1 registration statement. As a result of this agreements, we have generated $1,500, $2,000 and $2,500 in revenues accordingly. We are in the process of negotiating new agreements.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Use of Proceeds, page 13

2.

 We note your response to our prior comment 8. Please revise the paragraph that precedes the table to clarify that the table sets forth the use of proceeds assuming the sale of 25%, 50%, 75% and 100%, respectively, as it currently omits the 25%. Also provide headings to the table to show that the columns are showing the use of proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares being offered. Please also revise the heading of the table on the cover page to reflect the column that represents the sale of 25% of the shares being offered, as currently two columns are stated as representing the sale of 50%.

Our response: We have revised our disclosure in accordance with the comments of the commission.

Exhibit 23.1

3.

We note your response to our prior comment number 11. We note that the revised consent is dated October 5, 2016. Please amend your filing to provide a revised consent that is currently dated.

Our response:  We have filed an updated consent that is currently dated.

Please direct any further comments or questions you may have to the company at temircorp@yandex.com.

Thank you.

Sincerely,

/S/ Stanislav Pak

Stanislav Pak, President